Mail Stop 4561

May 9, 2006

By U.S. Mail and Facsimile to (561) 981-1089

Ms. Sheila C. Reinken
Chief Financial Officer
vFinance, Inc.
3010 North Military Trail, Suite 300
Boca Raton, FL 33431

> **Re: vFinance, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 001-11454**

Dear Ms. Reinken:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Balance Sheet, page F-2

1. Please revise your presentation to separately present the balance of your allowance for doubtful accounts.

Consolidated Statements of Operations, page F-3

2. Please revise your presentation to separately present interest and dividend income and interest expense.

3. Please revise your footnotes to include your accounting policy for determining costs of revenues, including how management tracks and determines the allocated overhead expenses and those specifically related to your revenue streams (i.e., costs of revenues).

Note 2: Significant Accounting Policies and Other Matters, page F-6

General

4. Please revise your disclosure to include a description of your accounting policy for your allowance for bad debts. In your description, please discuss how management establishes and validates the accuracy of this estimate for losses and provide a rollforward of your allowance for all periods presented. Also, provide us a reconciliation of the changes in your allowance to the amounts reported in your Statement of Cash Flows.

5. Please revise your disclosure to include a description of your accounting policy for recognizing lease expense, including how management considers rent escalations and rent holidays.

6. Please revise to address the impact of the newly issued accounting pronouncements. Refer to the guidance in SAB Topic 11: M, which states the requirements regarding recently issued accounting pronouncements.

Revenue Recognition, page F-6

7. We note your disclosure that retainer fees are recognized as services are provided. Given this accounting treatment, we would anticipate a charge related to the deferred revenue. Please revise to quantify the amount of deferred revenue of as December 31, 2005, or clarify your accounting policy.

8. Please revise your disclosure to describe the nature of "success fees" and how they are earned and recognized.

Investments, page F-8

9. Please provide us a schedule of your investments held as of December 31, 2005, indicating which companies are publicly held, which companies are privately held and the dollar amount of gains and losses recognized in 2005 and 2004 on each investment.

10. Please tell us how you have determined the values of your investments which are not publicly traded and those that are publicly traded but for which no active market exists. In your response, please tell us how you have considered restrictions on the shares and warrants in your valuation. You may wish to incorporate this information into the schedule requested in the prior comment.

11. We note that you have utilized the guidance in EITF 00-8 to value equity instruments obtained in the exchange for your investment banking services.   For each of the equity grants you have obtained, please provide us your analyses under EITF 00-8 and tell us how you have determined the measurement date utilized for determining the fair values of these instruments.

Stock Based Compensation, page F-9

12. Please revise your footnote to include the disclosures required by paragraph 2(e) of SFAS 148.

Intangible Asset, page F-10

13. Please revise your disclosure to include a discussion of the procedures performed to recognize and measure goodwill impairment, including a description of the facts and circumstances leading to the recognized impairment. Refer to paragraphs 19-22 and 47 of SFAS 142.

14. In order for investors to better understand the transactions in your goodwill balance, please provide a rollforward of goodwill for all periods presented. Refer to paragraph 45(c) of SFAS 142.

15. We note that during 2005, you re-classed $1.4 million out of goodwill and into customer relationships. In regards to this reclassification, please revise to include the following:

- the events which lead to this reclassification;

- how management determined a 5 year amortization period was appropriate; and

- how management has accounted for the amortization of this intangible which should have been recognized from November 2004 to November 2005.

Ms. Sheila C. Reinken
vFinance, Inc.
May 9, 2006
Page 4

<u>Forgivable Loans, page F-11</u>

16. Please revise to disclose why management did not believe interest could be collected on the forgivable loans and to further explain why no interest should be imputed on the loans.

17. Please revise to disclose to whom the forgivable loans were being made and to disclose the purpose of the loans.

<u>Note 3: Acquisitions, page F-12</u>

18. Please revise your presentation of the pro forma financial statements to clearly explain the periods presented and the assumptions being made in the pro forma presentation. Clarify how this disclosure complies with paragraph 54 of SFAS 141.

<u>Note 5: Related Party Transactions, page F-14</u>

19. Please revise to discuss the events which triggered the impairment of your investment in the JSM joint venture, and discuss the timing of the charge. In your revision, please specifically discuss the events which occurred between December 31, 2004 and August 2005 that indicated an impairment of the investment existed.

<u>Note 6: Income Taxes, page F-15</u>

20. Please revise the Liquidity section of MD&A to discuss that management does not believe that future income will be sufficient to allow for the utilization of the net operating losses, resulting in the valuation allowance against your deferred tax assets.

<u>Note 7: Shareholders' Equity, page F-16</u>

21. We note that in 2001, you entered into a financing arrangement with SBI. In regards to your loan with SBI, please revise your filing to include the following:

- how management calculated imputed interest to be $563,000 at the date the agreement was executed;

- how management calculated the beneficial conversion feature and commitment date utilized for measurement purposes.

Refer us to the accounting literature you have considered.

Note 8: Debt, page F-20

22. Please revise to clearly disclose the relationship between vFinance and NFS, including the nature of the services provided, the specific terms of the incentive calculation and how management determined the terms of the incentive calculation to be "very achievable."

23. We note that during March of 2004 with the NFS acquisition of CSC, "potential breaches under the credit facility" arose. Please revise to more clearly explain how this acquisition created the potential breaches noted and the business purpose for NFS agreeing to directly pay down the UBS credit facility for your benefit.

24. In regards to the $200,000 transition costs paid by NFS, please revise to disclose how you determined that these costs should be accounted for as a reduction to clearing and transaction costs. Refer us to the accounting literature you considered.

25. We note that as a result of the repayment of your credit facility by NFS, you have recognized a gain of $1.5 million. Please tell us the accounting literature you have relied upon in determining the appropriateness of recognizing the full amount as gain as it appears to be contingent upon maintaining your relationship with NFS.

Note 9: Commitments and Contingencies, page F-21

26. Please provide us a rollforward of your accrual related to litigation for all periods presented, detailing additions and reductions to the accrual and payments made for settlements and identifying the cases for which payments were made.

27. We note that in August 2001, you determined to liquidate your investment in Critical Investments, LLC. Please tell us why you consider this liquidation a contingency.

Exhibit 31.1 and 31.2

28. Please revise your officer certifications to exclude the titles of your officers in the opening paragraph and exclude the reference to the "Annual Report" in the second paragraph of your certifications. The language of the certifications

required by Section 302 of Sarbanes Oxley and our rules under that section shall not be altered. Please revise your certifications accordingly.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. You may wish to provide us drafts of your intended revisions in order to ensure that our comments are properly addressed prior to filing the amendment.   Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3851 if you have questions regarding these comments on the financial statements and related matters.

Sincerely,

Paul Cline
Senior Accountant